Part III, Item 8a

Minimum order size for all orders

The minimum match and execution size in the Negotiation ATS is the least of the following amounts:

* 5,000 shares
* 5% of ADV for the stock
* $200,000 principal value.

We refer to this as the minimum negotiated execution size. For this purpose, ADV means the average daily trading volume in the stock for the 30 prior trading days.

In the case of a continuing negotiation after a partial execution, the minimum negotiated execution size is the lesser of (i) the minimum negotiated execution size set forth above, and (ii) the remaining unexecuted quantity of the side with the lower remaining unexecuted quantity.

The order size for an order in the Negotiation ATS cannot be less than the minimum negotiated execution size.

Minimum size for negotiation orders

A Member can set tolerance parameters for manual negotiation. Tolerance parameters filter a Member from matching with contras with a size that is below the Members tolerance as determined by these parameters.

Tolerance

A trader is matched with a contra only if the working quantity of each trader is at or above the other traders minimum tolerance quantity (or tolerance). A traders tolerance on an indication represents the minimum working quantity in shares that a contra must have for the trader to be matched against that contra. Tolerance is intended to protect a trader from being matched and negotiating with a contra whose working quantity is too small.

A traders tolerance on an indication equals the lowest of the following three quantities:

* Working quantity tolerance. The traders working quantity on the indication multiplied by the traders working quantity tolerance percentage.
* ADV tolerance percentage. The ADV of the stock multiplied by the traders ADV tolerance percentage.
* Default maximum tolerance. The default maximum tolerance for US equities, which is the minimum negotiated execution size.

As of the date that LNI changes the default maximum tolerance from 35,000 shares to the minimum negotiated execution size:

* LNI will set the minimum negotiated execution size as the default maximum tolerance for any trader that had a default maximum tolerance of 35,000 shares immediately prior to the effective date of this filing.

* LNI will not change the pre-existing default maximum tolerance for any trader that had a default maximum tolerance above 35,000 shares immediately prior to the effective date of this filing.

Working quantity and ADV tolerance percentages

Through Liquidnet 5, a trader can adjust his or her default working quantity tolerance percentage or default ADV tolerance percentage, or each of them, to a percentage, ranging from 1% to 25%. The default tolerance percentages apply to all of a traders indications, unless the trader overrides the defaults for a specific indication (as described below). For new Members, LNI sets the default working quantity and ADV tolerances at 3% for each trader.

A trader can also request that LNI disable ADV tolerance, in which case ADV tolerance would not apply to the traders indications.

Maximum tolerance

Members have the following options with respect to maximum tolerance:

* A Member can determine whether the maximum tolerance should be applied.
* If a Member determines that the maximum tolerance should be applied, the Member can choose to keep the default maximum tolerance set by LNI, or the Member can choose to increase the maximum tolerance.
* If the Member wants to change the default maximum tolerance, the Member can choose to set the maximum tolerance based on number of shares or based on principal value.

A Member should contact its Sales coverage or Member Services for a report of its current maximum tolerance, if any, and to request any modifications, or to request that the maximum tolerance be enabled or disabled. Maximum tolerance is set at the Member level.

If a trader is set to the default maximum tolerance, this is the equivalent of not applying any tolerance other than the minimum negotiated execution size.

Adjusting tolerance for an indication

A trader can adjust his or her tolerance for an indication through Liquidnet 5 by taking any of the following actions for the indication:

* Adjusting the tolerance share number
* Adjusting the tolerance principal value
* Adjusting the working quantity tolerance percentage
* Adjusting the ADV tolerance percentage.

If the trader adjusts any of these parameters, the System will use that parameter as the traders tolerance, except that the tolerance cannot exceed 25% of the traders working quantity on the indication or 25% of ADV (unless the trader has disabled ADV tolerance for all indications). If a trader adjusts a parameter and the adjustment does not cause the traders adjusted tolerance value to exceed 25% of working quantity (and 25% of ADV, where applicable), and a subsequent execution or other event causes the adjusted tolerance value to exceed 25% of the traders working quantity, the System will compute the traders tolerance based on his working quantity (and, where applicable ADV) tolerance percentages that were in place prior to the tolerance adjustment.

See the response to Item 11.c. of this Part III for additional detail regarding tolerance.

Minimum size for participant parent orders

For the following parent order types, a participant can set a minimum execution size that is at or above the minimum negotiated execution size: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitation orders. See the response to Item 11.c. of this Part III for additional detail.

Minimum committed order size for low participation Members

For any indication set available to match by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for indications available to match.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The Negotiation ATS limits the principal value of any execution to $~~150~~ 300 million.

Members can set hard and soft per order quantity limits through Liquidnet 5 to protect against order entry error. The following options are available:

* By trader. Each trader can set his or her quantity limits.

* Hard or soft limit. A trader can set a hard limit or a soft limit. With a hard limit, a trader cannot submit a negotiation proposal or create a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order (a Member order) that exceeds the traders designated limit. With a soft limit, the System notifies the trader when he or she enters a price and quantity for a negotiation proposal or a Member order that exceeds his or her designated limit, but the trader can proceed to submit the negotiation proposal or create the Member order.

* Shares or principal value. A trader can designate a maximum share limit or a maximum principal value limit.

The Liquidnet EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Notwithstanding any maximum size control set through Liquidnet 5 or the Liquidnet EMS, the principal value of an execution in the Negotiation ATS can never exceed $~~150~~ 300 million.